[Virtus Letterhead]

April 14, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Brion Thompson, Division of Investment Management

Re:	Virtus Insight Trust

File Nos. 033-64915 and 811-07447

Post-Effective Amendment No. 50

Dear Mr. Thompson:

Thank you for your telephonic comments on April 8, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Insight Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Where a comment is indicated to apply to more than one fund or all funds, our response is provided for all funds, as applicable, unless otherwise noted. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on April 26, 2010.

Comment 1. Front Cover of Statutory Prospectus. Please remove the legends “No Bank Guarantee” and “May Lose Value,” as well as the description of e-Delivery eligibility. These statements are not required by Item 3, and therefore not permitted to be included on the front cover.

Response 1. As we mentioned in our call with Mr. Thompson, these funds are sold on a number of bank and broker platforms. The three statements appearing on the cover –“Not FDIC Insured,” “No Bank Guarantee” and “May Lose Value”—are disclosure items required banking regulators for non-deposit investment products, such as our mutual funds, when sold in banks, credit unions, thrifts and savings and loan institutions. (See INTERAGENCY STATEMENT ON RETAIL SALES OF NONDEPOSIT INVESTMENT PRODUCTS issued by the FDIC, the Office of the Comptroller of the Currency, the Federal Reserve Board and the Office of Thrift Supervision, February 15, 1994. http://www.fdic.gov/regulations/laws/rules/5000-4500.html.) General Instruction 3(b) to Form N-1A permits the inclusion of information other that required “so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity or manner of presentation, obscure or impede understanding of the information that is required to be included.” We believe that the inclusion of these three statements on the front cover of our prospectus meets the standards of the referenced instruction, so have not removed this disclosure from the cover. We have, however, removed the description of e-Delivery eligibility from the front cover, as requested.

Comment 2. Virtus Insight Government Money Market Fund, page 1. In the Fees and Expenses table, the line “Shareholder Servicing Fees” is not required by Item 2, and therefore not permitted to be included as shown. You may either collapse these expenses into “Other Expenses” or show them as a permitted subsection of “Other Expenses.” See Instruction 3(b) to Item 2 of Form N-1A. This comment also applies to Virtus Insight Money Market Fund and Virtus Insight Tax-Exempt Money Market Fund.

Response 2. We have moved these referenced “Shareholder Servicing Fees” to appear as a subsection of “Other Expenses” for each of the funds.

Securities and Exchange Commission

April 14, 2010

Comment 3. Virtus Insight Government Money Market Fund, page 2. Under the heading “Purchase and Sale of Fund Shares,” please shorten the disclosure to a few sentences, removing much of the detail currently appearing here. This comment also applies to Virtus Insight Money Market Fund and Virtus Insight Tax-Exempt Money Market Fund.

Response 3. We have revised the referenced disclosure as requested for each of the funds.

Comment 4. Virtus Insight Money Market Fund, page 4. Since reference to investing in foreign securities does not appear in the fund’s “Principal Investment Strategies,” please reconsider whether the “Foreign Investing Risk,” is, in fact, a principal risk of the fund.

Response 4. We have revised the principal investment strategies” disclosure to include reference to the fund’s ability to invest in “commercial paper of domestic and foreign corporate issuers.” Accordingly, we believe it is appropriate to include the disclosure under “Foreign Investing Risk.”

Comment 5. Virtus Insight Tax-Exempt Money Market Fund, page 10. Please revise footnote (a) to the Fees and Expenses table to more closely conform to the explanation permitted by Instruction 3(f)(vii).

Response 5. We believe that our current disclosure is fully compliant with the referenced instruction; therefore, we have not made any changes in response to this comment.

Comment 6. Under the heading “How to Buy Shares” on page 28, please explain in your response letter why purchase orders received after hours are treated differently for Class A Shares and Class I Shares (e.g. Class A Shares are processed on the next business day and Class I Shares are promptly returned to the purchaser).

Response 6. Class I Shares are sold primarily to institutional clients that, in our experience, prefer to handle any uninvested monies themselves, placing such funds into their preferred sweep account rather than having them remain uninvested overnight. By returning any late payments to the purchaser, they may invest such funds at their discretion and re-submit the next day prior to the daily purchase deadline. Further, it is industry practice with respect to late payments for Class A Shares to be held and invested on the next business day.

Comment 7. Under the heading “How to Sell Shares” on page 29, please revise disclosure to clarify the statement regarding telephone orders for redemption placed after the day’s NAV calculation being “rejected” since Section 22e of the 1940 Act does not permit a fund to reject redemption requests.

Response 7. We have revised the referenced disclosure as requested.

Securities and Exchange Commission

April 14, 2010

Comment 8. Under the heading “Investment Restrictions” on page 3 of the Statement of Additional Information, please clarify the reference to “municipal obligations” in restriction 3(a)(ii) to refer to “tax-exempt municipal obligations.”

Response 8. Although we are not opposed to clarifying the meaning of the reference to “municipal obligations” as requested, we do not believe that it is appropriate to effect a change to the funds’ investment restrictions, albeit a clarification of terms rather than actual change of intent or practice, without first discussing and confirming this action with the funds’ Board of Trustees. Further, since the funds’ investment restrictions are “fundamental” policies, we are not comfortable changing the language of the actual investment restriction. Instead, we propose providing the requested clarification in the narrative disclosure at the end of the list of investment restrictions.

The Board’s next regularly scheduled meeting is June 2, 2010 and we will present this item to them at that meeting. Assuming the Board agrees with our assessment that this clarification is not a material change in practice, at the time of the next amendment to the registration statement, we will add language clarifying that for purposes of this investment restriction, “municipal obligations” are, in fact, “tax-exempt municipal obligations.”

Comment 9. Under the heading “Investment Restrictions” on page 3 of the Statement of Additional Information (“SAI”), please clarify the reference to “bank obligations” in restriction 3(a)(iii) to refer to “domestic bank obligations.”

Response 9. Although we are not opposed to clarifying the meaning of the reference to “bank obligations” as requested, we do not believe that it is appropriate to effect a change to the funds’ investment restrictions, albeit a clarification of terms rather than actual change of intent or practice, without first discussing and confirming this action with the funds’ Board of Trustees. Further, since the funds’ investment restrictions are “fundamental” policies, we are not comfortable changing the language of the actual investment restriction. Instead, we propose providing the requested clarification in the narrative disclosure at the end of the list of investment restrictions.

The Board’s next regularly scheduled meeting is June 2, 2010 and we will present this item to them at that meeting. Assuming the Board agrees with our assessment that this clarification is not a material change in practice, at the time of the next amendment to the registration statement, we will add language clarifying that for purposes of this investment restriction, “bank obligations” are, in fact, “bank obligations of domestic banks.”

Comment 10. Under the heading “Management of the Trust” beginning on page 6 of the SAI, our examiner noted that, although not yet required to do so, we had included some, but not all, of the new disclosure required by recent amendments to Form N-1A pertaining to the structure of the funds’ Board of Trustees. With respect to the portion we had not yet included, “Qualifications and Experience of the Board,” Mr. Thompson noted that the Staff wanted funds to disclose specific qualifications and considerations with respect to each board member rather than just a blanket statement applicable to the board as a whole.

Response 10. As we noted in our conversation with Mr. Thompson, we intend to include specific qualifications and considerations disclosure as to each board member in our upcoming post-effective amendment filing under Rule 485B.

Securities and Exchange Commission

April 14, 2010

Comment 11. Please include in your response letter the legend language to be used in each fund’s summary prospectus that describes the materials being incorporated by reference into the summary prospectus.

Response 11. The referenced disclosure reads as follows: “The fund’s prospectus and SAI, both dated May 1, 2010, and the fund’s most recent shareholder report, dated December 31, 2009, are all incorporated by reference into this Summary Prospectus.”

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr
Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

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